RBC Capital Markets®	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-227001

This pricing supplement amends and restates the pricing supplement filed on January 21, 2020.

Pricing Supplement Dated January 17, 2020 To the Product Prospectus Supplement FIN-1 Dated September 20, 2018, and the Prospectus and Prospectus Supplement, each dated September 7, 2018	$270,000,000 Fixed to SOFR Floating Rate Notes, Due January 24, 2022 Royal Bank of Canada

Royal Bank of Canada is offering the Fixed to SOFR Floating Rate Notes (the “Notes”) described below.
The CUSIP number for the Notes is 78014RCC2.
The Notes will pay interest quarterly on the 24th day of each of January, April, July and October, commencing on April 24, 2020 and ending on the Maturity Date. Interest will accrue on the Notes at the following rates during the indicated portion of their term:
•	Issue Date to July 24, 2020:	1.80% per annum
•	July 24, 2020 to Maturity Date:	SOFR (compounded daily as described below) + 0.40%
This document sets forth in greater detail how interest on the Notes will be calculated.
The Notes will not be listed on any securities exchange.
The Notes will be bail-inable notes (as defined in the accompanying prospectus supplement dated September 7, 2018) and subject to conversion in whole or in part – by means of a transaction or series of transactions and in one or more steps – into common shares of the Bank or any of its affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act (the “CDIC Act”) and to variation or extinguishment in consequence, and subject to the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to the Notes.
Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-1 of the prospectus supplement dated September 7, 2018, “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of the product prospectus supplement FIN-1 dated September 20, 2018 and “Additional Risk Factors” on page P-5 of this pricing supplement.
The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other Canadian or U.S. government agency or instrumentality.
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.
RBC Capital Markets, LLC (“RBCCM”) has offered the Notes at varying public offering prices related to prevailing market prices, and will purchase the Notes from us on the Issue Date at purchase prices between 99.95% and 100% of the principal amount. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.
We will deliver the Notes in book-entry only form through the facilities of The Depository Trust Company on January 24, 2020, against payment in immediately available funds.

RBC Capital Markets, LLC

Fixed to SOFR Floating Rate Notes Royal Bank of Canada
SUMMARY
The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement FIN-1, the prospectus supplement, and the prospectus.
Issuer:	Royal Bank of Canada (“Royal Bank”)
Underwriter:	RBC Capital Markets, LLC
Currency:	U.S. Dollars
Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess of $1,000
Pricing Date:	January 17, 2020
Issue Date:	January 24, 2020
Maturity Date:	January 24, 2022
Interest Rate:	Issue Date to but Excluding July 24, 2020:	1.80%
	July 24, 2020 to Maturity Date:	Reference Rate + 0.40%.
We refer to the period from July 24, 2020 to the maturity date as the “Floating Rate Period.” The Interest Rate on the Notes during the Floating Rate Period will not be less than 0.00% per annum.
Reference Rate:
The Secured Overnight Financing Rate (“SOFR”), as reported on the website of the Federal Reserve Bank of New York, or any successor page.
To determine the Reference Rate during the Floating Rate Period, SOFR will be compounded daily over each applicable quarterly interest payment period in accordance with the formula described in this document. See “Determination of Interest on the Notes” below.
Historical levels of the Reference Rate can be obtained from the website of the Federal Reserve Bank of New York, which is currently at http://www.newyorkfed.org.  However, information on that website will not be deemed to be included or incorporated by reference in this pricing supplement.

Spread:	0.40%
Day Count Fraction:	30/360
Type of Note:	Fixed to SOFR Floating Rate Notes
Interest Payment Dates:
Quarterly, on January 24, April 24, July 24 and October 24 of each year, commencing on April 24, 2020, and ending on the Maturity Date. If any Interest Payment Date is not a New York business day, interest will be paid on the next New York business day as further discussed beginning on page S-20 of the prospectus supplement, without adjustment for period end dates and no additional interest will be paid in respect of the postponement.

P-2	RBC Capital Markets, LLC

Fixed to SOFR Floating Rate Notes Royal Bank of Canada
Interest Period:	Each period from and including an Interest Payment Date (or, for the first period, the Settlement Date) to but excluding the next following Interest Payment Date.
Redemption:	Not Applicable. The Notes are not redeemable prior to maturity.
Survivor’s Option:	Not Applicable.
Canadian Bail-in Powers Acknowledgment:	The Notes are bail-inable notes. See “Specific Terms of the Notes—Agreement with Respect to the Exercise of Canadian Bail-in Powers.”
U.S. Tax Treatment:
We intend to take the position that the Notes will be treated as variable rate debt instruments providing for stated interest at a single fixed rate and a qualified floating rate for U.S. federal income tax purposes.  Under this characterization, the Notes may be issued with de minimis OID.  Please see the discussion in the accompanying product prospectus supplement FIN-1 dated September 20, 2018 under the section entitled “Supplemental Discussion of U.S. Federal Income Tax Consequences,” and the accompanying prospectus dated September 7, 2018 under the section entitled “Tax Consequences—United States Taxation” and specifically the discussion in the accompanying prospectus under the section entitled “Tax Consequences—United States Taxation—Original Issue Discount—Variable Rate Debt Securities.”
The accompanying product prospectus supplement notes that FATCA withholding on payments of gross proceeds from a sale or redemption of the Notes will only apply to payments made after December 31, 2018. That discussion is modified to reflect regulations proposed by the U.S. Treasury Department indicating an intent to eliminate the requirement under FATCA of withholding on gross proceeds of the disposition of financial instruments. The U.S. Treasury Department has indicated that taxpayers may rely on these proposed regulations pending their finalization. Prospective investors are urged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in the Notes.

Calculation Agent:	RBC Capital Markets, LLC.
Listing:	The Notes will not be listed on any securities exchange.
Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated September 7, 2018).

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Listing” on pages P-2 and P-3 of this pricing supplement and the applicable terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement FIN-1 dated September 20, 2018, as modified by this pricing supplement.

P-3	RBC Capital Markets, LLC

Fixed to SOFR Floating Rate Notes Royal Bank of Canada
ADDITIONAL TERMS OF YOUR NOTES
You should read this pricing supplement together with the prospectus dated September 7, 2018, as supplemented by the prospectus supplement dated September 7, 2018 and the product prospectus supplement FIN-1 dated September 20, 2018, relating to our Senior Global Medium-Term Notes, Series H, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement FIN-1. In the event of any conflict, this pricing supplement will control.  The Notes vary from the terms described in the product prospectus supplement FIN-1 in several important ways. You should read this pricing supplement carefully.
This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated September 7, 2018, “Additional Risk Factors Specific to the Notes” in the product prospectus supplement FIN-1 dated September 20, 2018 and “Additional Risk Factors” in this pricing supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
Prospectus dated September 7, 2018:
https://www.sec.gov/Archives/edgar/data/1000275/000121465918005973/l96181424b3.htm
Prospectus Supplement dated September 7, 2018:
https://www.sec.gov/Archives/edgar/data/1000275/000121465918005975/f97180424b3.htm
Product Prospectus Supplement FIN-1 dated September 20, 2018:
https://www.sec.gov/Archives/edgar/data/1000275/000114036118038802/form424b5.htm
Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this pricing supplement, the “Company,” the “Bank,” “we,” “us,” or “our” refers to Royal Bank of Canada.

P-4	RBC Capital Markets, LLC

Fixed to SOFR Floating Rate Notes Royal Bank of Canada
ADDITIONAL RISK FACTORS
The Notes involve risks not associated with an investment in ordinary floating rate notes. This section describes the most significant risks relating to the terms of the Notes.  For additional information as to the risks related to an investment in the Notes, please see the accompanying product prospectus supplement FIN-1 dated September 20, 2018 and the prospectus supplement and prospectus, each dated September 7, 2018. You should carefully consider whether the Notes are suited to your particular circumstances before you decide to purchase them. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.
Investors Are Subject to Our Credit Risk, and Our Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes. Investors are dependent on our ability to pay all amounts due on the Notes on the interest payment dates and at maturity, and, therefore, investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decrease in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the market value of the Notes.
The Secured Overnight Financing Rate Is a Relatively New Reference Rate. On June 22, 2017, the Alternative Reference Rates Committee (“ARRC”) convened by the Board of Governors of the Federal Reserve System and the Federal Reserve Bank of New York identified SOFR as the rate that, in the consensus view of the ARRC, represented best practice for use in certain new U.S. dollar derivatives and other financial contracts.  SOFR is a broad measure of the cost of borrowing cash overnight collateralized by U.S. treasury securities, and has been published by the Federal Reserve Bank of New York since April 2018. Accordingly, SOFR is a secured overnight rate. The Federal Reserve Bank of New York has also begun publishing historical indicative Secured Overnight Financing Rates from 2014.  Investors should not rely on any historical changes or trends in SOFR as an indicator of future changes in SOFR.
Daily changes in SOFR have, on occasion, been more volatile than daily changes in other benchmark or market rates, such as USD LIBOR.  Although changes in SOFR when compounded as described in this document are generally not expected to be as volatile as changes in daily levels of SOFR, the return on and value of the Notes may fluctuate more than floating rate securities that are linked to less volatile rates.  In addition, the volatility of SOFR has reflected the underlying volatility of the overnight U.S. Treasury repo market.  The Federal Reserve Bank of New York has at times conducted operations in the overnight U.S. Treasury repo market in order to help maintain the federal funds rate within a target range.  There can be no assurance that the Federal Reserve Bank of New York will continue to conduct such operations in the future, and the duration and extent of any such operations is inherently uncertain.  The effect of any such operations, or of the cessation of such operations to the extent they are commenced, is uncertain and could be materially adverse to investors in the Notes.
SOFR is published by the Federal Reserve Bank of New York based on data received by it from sources other than us, and we have no control over its methods of calculation, publication schedule, rate revision practices or the availability of SOFR at any time.  There can be no guarantee, particularly given its relatively recent introduction, that SOFR will not be discontinued or fundamentally altered in a manner that is materially adverse to the interests of investors in the Notes.  If the manner in which SOFR is calculated is changed, that change may result in a reduction in the amount of interest payable on the Notes and the trading prices of the Notes.  In addition, the Federal Reserve Bank of New York may withdraw, modify or amend published SOFR data in its sole discretion and without notice.  The interest rate for any interest period will not be adjusted for any modifications or amendments to SOFR data that the Federal Reserve Bank of New York may publish after the interest rate for that interest period has been determined. If the Calculation Agent cannot determine the rate of interest during the Floating Rate Period using the methods described below, the Calculation Agent will have significant discretion in determining the amount of interest payable on the Notes.

P-5	RBC Capital Markets, LLC

Fixed to SOFR Floating Rate Notes Royal Bank of Canada
Since SOFR is a relatively new reference rate, the Notes may not have an established trading market, and an established trading market may never develop or may not be very liquid.  Market terms for floating-rate debt securities linked to SOFR, such as the spread over the base rate reflected in interest rate provisions or the manner of compounding the base rate, may evolve over time, and trading prices of the Notes may be lower than those of later-issued SOFR-based debt securities as a result.  Similarly, if SOFR does not prove to be widely used in securities such as the Notes, the trading price of the Notes may be lower than those of Notes linked to reference rates that are more widely used.  Investors in the Notes may not be able to sell the Notes at all or may not be able to sell the Notes at prices that will provide them with a yield comparable to similar investments that have a developed secondary market, and may consequently suffer from increased pricing volatility and market risk.
We or Our Affiliates May Publish Research Reports That Could Affect the Market Value of the Notes.  We or one or more of our affiliates, at present or in the future, may publish research reports with respect to movements in interest rates generally, or with respect to the LIBOR transition to alternative reference rates or to SOFR specifically. This research may be modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding SOFR notes, including the Notes offered hereby. Any of these activities may affect the market value of the Notes.
The Interest Rate on the Notes Is Based on a Compounded Average of Daily SOFR, Which Is Relatively New in the Marketplace. For each interest period during the floating rate period, the interest rate on the Notes will be based on a compounded average of daily SOFR, calculated as described below.  The interest rate will not be calculate based on daily SOFR published on or in respect of a particular date during that interest period. For this and other reasons, the interest rate on the Notes during any interest period may not be the same as the interest rate on other investments bearing interest at a rate based on SOFR that use an alternative method to determine the applicable interest rate. Further, if daily SOFR in respect of a particular date during an interest period for the Notes is negative, the inclusion of such daily SOFR in the calculation of compounded SOFR for the applicable interest period will reduce the interest rate and the interest payable on the Notes for that interest period.
Limited market precedent exists for securities that use SOFR, compounded daily, as the base rate, and the method for calculating an interest rate based upon compounded SOFR in those instruments varies. Accordingly, the specific formula and related conventions used to determine the interest rate on the Notes may not be widely adopted by other market participants, if at all. Adoption of a different calculation method by market participants likely would adversely affect the return on, value of and market for the Notes.
The Interest Payments Due on the Notes During the Floating Rate Period Will Be Determined Only at the End of the Applicable Interest Period.  Interest due on the Notes during the Floating Rate Period will be determined only near the end of each applicable interest period. Therefore, holders of the Notes will not know the amount of interest payable with respect to such an interest period until shortly prior to the applicable interest payment date, and it may be difficult for investors in the Notes to estimate reliably the amounts of interest that will be payable during the Floating Rate Period until those amounts are determined by the Calculation Agent. In addition, due to this factor, some investors may be unwilling or unable to trade the Notes without changes to their information technology systems, which could adversely impact the liquidity and trading price of the Notes.

P-6	RBC Capital Markets, LLC

Fixed to SOFR Floating Rate Notes Royal Bank of Canada
DETERMINATION OF INTEREST ON THE NOTES
The Reference Rate, and SOFR Compounded Daily

The Reference Rate is SOFR.  During the Floating Rate Period, interest on the Notes will be determined based on the daily compounding of interest, with the daily SOFR used for the calculation of interest.

The interest payable on the Notes will be calculated by the Calculation Agent on each relevant Interest Determination Date during the Floating Rate Period as follows, and the resulting percentage will be rounded if necessary to the fifth decimal place, with 0.000005 being rounded upwards:

Where:

"d" is the number of calendar days in the relevant interest period;

"do" is the number of U.S. Government Securities Business Days in the relevant interest period;

"i" is a series of whole numbers from one to do, each representing the relevant U.S. Government Securities Business Day in chronological order from, and including, the first U.S. Government Securities Business Day in the relevant interest period;

"ni", for any U.S. Government Securities Business Day "i", means the number of calendar days from and including such U.S. Government Securities Business Day "i" up to but excluding the following U.S. Government Securities Business Day;

"SOFR reference rate," in respect of any U.S. Government Securities Business Day is a reference rate equal to the daily secured overnight financing ("SOFR") rate for that day, as provided by the Federal Reserve Bank of New York, as the administrator of such rate (or any successor administrator of such rate) on the website of the Federal Reserve Bank of New York currently at http://www.newyorkfed.org, or any successor website of the Federal Reserve Bank of New York (in each case, on or about 5:00 p.m., New York City time, on the U.S. Government Securities Business Day immediately following that day);

"SOFRi-5USBD" means, in respect of any U.S. Government Securities Business Day "i", the SOFR reference rate for the U.S. Government Securities Business Day falling five U.S. Government Securities Business Days prior to the relevant U.S. Government Securities Business Day "i"; and

P-7	RBC Capital Markets, LLC

Fixed to SOFR Floating Rate Notes Royal Bank of Canada
"U.S. Government Securities Business Day" or "USBD" means any day, except for a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

The “Interest Determination Date” for each interest payment date during the Floating Rate Period will be the second New York business day prior to the applicable interest payment date.
Unavailability of the SOFR Rate

If in respect of any relevant U.S. Government Securities Business Day, the Calculation Agent determines that the SOFR reference rate does not appear on the New York Fed's website as provided above, the SOFR reference rate in respect of that U.S. Government Securities Business Day shall be the last SOFR reference rate published in respect of a U.S. Government Securities Business Day.

If the rate of interest in respect of an interest period cannot be determined in accordance with the above provisions by the Calculation Agent (including if the publication of SOFR is discontinued, or is materially changed), the rate of interest in respect of such interest period shall be determined by the Calculation Agent using its commercially reasonable discretion.

Calculation of Reference Rate if an Event of Default Occurs
If the Notes are subject to early repayment due to an event of default (as described in the prospectus and prospectus supplement), the final Interest Determination Date shall be deemed to be the due date for redemption of the Notes and the rate of interest on the Notes shall be, for so long as any the Notes remain outstanding, determined on that date.

P-8	RBC Capital Markets, LLC

Fixed to SOFR Floating Rate Notes Royal Bank of Canada
 AGREEMENT WITH RESPECT TO THE EXERCISE OF CANADIAN BAIL-IN POWERS

By its acquisition of the Notes, each holder or beneficial owner is deemed to (i) agree to be bound, in respect of that Note, by the CDIC Act, including the conversion of that Note, in whole or in part – by means of a transaction or series of transactions and in one or more steps – into common shares of the Bank or any of its affiliates under subsection 39.2(2.3) of the CDIC Act and the variation or extinguishment of that Note in consequence, and by the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to that Note; (ii) attorn and submit to the jurisdiction of the courts in the Province of Ontario with respect to the CDIC Act and those laws; and (iii) acknowledge and agree that the terms referred to in paragraphs (i) and (ii), above, are binding on that holder or beneficial owner despite any provisions in the indenture or that Note, any other law that governs that Note and any other agreement, arrangement or understanding between that holder or beneficial owner and the Bank with respect to that Note.

Holders and beneficial owners of any Note will have no further rights in respect of that Note to the extent that Note is converted in a bail-in conversion, other than those provided under the bail-in regime, and by its acquisition of an interest in any Note, each holder or beneficial owner of that Note is deemed to irrevocably consent to the converted portion of the principal amount of that Note and any accrued and unpaid interest thereon being deemed paid in full by the Bank by the issuance of common shares of the Bank (or, if applicable, any of its affiliates) upon the occurrence of a bail-in conversion, which bail-in conversion will occur without any further action on the part of that holder or beneficial owner or the trustee; provided that, for the avoidance of doubt, this consent will not limit or otherwise affect any rights that holders or beneficial owners may have under the bail-in regime.

See “Description of Notes We May Offer―Special Provisions Related to Bail-inable Notes” in the accompanying prospectus supplement dated September 7, 2018 for a description of provisions applicable to the Notes as a result of Canadian bail-in powers.

P-9	RBC Capital Markets, LLC

Fixed to SOFR Floating Rate Notes Royal Bank of Canada
SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)
Delivery of the Notes will be made against payment for the Notes on January 24, 2020, which is the fourth (4th) business day following the Pricing Date (this settlement cycle being referred to as “T+4”).  See “Plan of Distribution” in the prospectus supplement dated September 7, 2018. For additional information as to the relationship between us and RBCCM, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated September 7, 2018.
We will deliver the Notes on a date that is greater than two business days following the Trade Date. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.
After the initial offering of the Notes, the price to the public may change.
We may use this pricing supplement in the initial sale of the Notes. In addition, RBCCM or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.
Each of RBCCM and any other broker-dealer offering the Notes have not offered, sold or otherwise made available and will not offer, sell or otherwise make available any of the Notes to, any retail investor in the European Economic Area (“EEA”). For these purposes, the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, and a “retail investor” means a person who is one (or more) of: (a) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (b) a customer, within the meaning of Directive 2016/97/EU, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (c) not a qualified investor as defined in Regulation (EU) (2017/1129) (the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared, and therefore, offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

P-10	RBC Capital Markets, LLC

Fixed to SOFR Floating Rate Notes Royal Bank of Canada
VALIDITY OF THE NOTES
In the opinion of Norton Rose Fulbright Canada LLP, the issue and sale of the Notes has been duly authorized by all necessary corporate action of the Bank in conformity with the Indenture, and when the Notes have been duly executed, authenticated and issued in accordance with the Indenture and delivered against payment therefor, the Notes will be validly issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario or Québec, or the laws of Canada applicable therein, and will be valid obligations of the Bank, subject to equitable remedies which may only be granted at the discretion of a court of competent authority, subject to applicable bankruptcy, to rights to indemnity and contribution under the Notes or the Indenture which may be limited by applicable law; to insolvency and other laws of general application affecting creditors’ rights, to limitations under applicable limitations statutes, and to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada).  This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and Québec and the federal laws of Canada applicable thereto. In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated September 7, 2018, which has been filed as Exhibit 5.1 to Royal Bank’s Form 6-K filed with the SEC dated September 7, 2018.
In the opinion of Morrison & Foerster LLP, when the Notes have been duly completed in accordance with the Indenture and issued and sold as contemplated by the prospectus supplement and the prospectus, the Notes will be valid, binding and enforceable obligations of Royal Bank, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith).  This opinion is given as of the date hereof and is limited to the laws of the State of New York.  This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated September 7, 2018, which has been filed as Exhibit 5.2 to the Bank’s Form 6-K dated September 7, 2018.

P-11	RBC Capital Markets, LLC